Item 1.	Security and Issuer

	Common Stock

	F.F.O. Financial Group, Inc.
	2200 Live Oak Boulevard
	St. Cloud, Florida  34771-8462

Item 2.	Identity and Background

	(a)	William Robb Hough

	(b)	One Beach Drive S.E. #1002, St. Petersburg, Florida  33701

	(c)	Chairman		William R. Hough & Co.
					100 Second Avenue South #800
					St. Petersburg, Florida  333701

		President		WRH Mortgage, Inc.
					100 Second Avenue South #800
					St. Petersburg, Florida  33701

		Director		Republic Bank
					28059 U.S. Highway 19 N.
					Clearwater, Florida  34621

		Director		F.F.O. Financial Group, Inc.
					2200 Live Oak Boulevard
					St. Cloud, Florida  34771-8462

	(d)	None

	(e)	None

	(f)	U.S. Citizen

Item 3.	Source and Amount of Funds or Other Consideration

	Not Applicable

Item 4.	Purpose of Transaction

	(a)	The Issuer is releasing a press release on December 26, 1996, a copy of which is attached hereto as Exhibit A.

	(b)	Except as set forth in the press release attached as Exhibit A, no extraordinary corporate transactions are contemplated at this time.

	(c)	No sale or transfer of any material amount of assets of the issuer or any of its subsidiaries is contemplated other than the continued liquidation of non-performing assets.

	(d)	Except as set forth in the press release attached as Exhibit A, no change in the Board of Directors or management is contemplated at this time.

	(e)	Except as set forth in the press release attached as Exhibit A, no material change is contemplated in the present capitalization. No dividends are contemplated in the near future.

	(f)	Except as set forth in the press release attached as Exhibit A, no other material change in the Issuer's business or corporate structure is contemplated.

	(g)	Except as set forth in the press release attached as Exhibit A, no changes in the Issuer's charter, bylaws or instrument corresponding thereto or other actions are contemplated which may impede the acquisition of control of the Issuer by any person.

	(h)	None

	(i)	None

	(j)	None

Item 5.	Interest in Securities of the Issuer

	(a)	William R. Hough, individually, owns 5,412,950 shares which equals
 64.21% of the Issuer's 8,430,000 outstanding shares.

	(b)	William R. Hough holds the sole power to vote his 5,412,950 share holdings.

	(c)	No other transactions than that described in this filing were made by
 William R. Hough since the date of the last filing of an amendment to this
 Schedule 13D.

	(d)	No other person than William R. Hough has the rights to receive dividends or proceeds with respect to these shares.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
 Respect to Securities of the Issuer.

	As previously reported, William R. Hough has entered into the following stock option agreement:

	(a)	Stock Option Agreement dated December 2, 1994, with Alfred T. May for the purchase of 17,500 shares at $2.25 per share or $39,375.00 in the aggregate.

	(b)	Stock Option Agreement dated December 2, 1994, with William Robb Hough,
 Jr. for the purchase of 50,000 shares at $2.25 per share or $112,500.00 in the aggregate.

	(c)	Stock Option Agreement dated December 2, 1994, with Helen Hough
 Feinberg for the purchase of 50,000 shares at $2.25 per share or $112,500.00 in the aggregate.

	(d)	Stock Option Agreement dated December 2, 1994, with Susan L. Hough for the purchase of 50,000 shares at $2.25 per share or $112,500.00 in the aggregate.

Item 7.	Material to be Filed as Exhibits.